EXHIBIT 12.1

Spirit AeroSystems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in millions, except ratios)

	Spirit Holdings
	Twelve Months Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Earnings:
Income (loss) before income taxes and equity in net income (loss) of affiliates	$534.6	$660.5	$808.2	$262.4	$(430.8)
Add: Fixed charges (from below)	52.3	69.2	64.6	99.0	81.9
Add: Amortization of capitalized interest	5.1	4.8	4.2	4.1	3.8
Add: Distributed income of equity investee	0.3	1.2	1.2	0.5	0.5
Subtract: Capitalized interest expense	5.9	6.7	6.0	4.0	5.8
	$586.4	$729.0	$872.2	$362.0	$(350.4)
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$41.7	$57.3	$52.7	$88.1	$70.1
Add: Capitalized interest expense	5.9	6.7	6.0	4.0	5.8
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	4.7	5.1	5.9	6.9	6.0
	$52.3	$69.1	$64.6	$99.0	$81.9

Ratio of earnings to fixed charges	11.2	10.5	13.5	3.7	(4.3)